THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

OPERATING AGREEMENT
OF
YESMYLE, LLC
a Delaware Limited Liability Company

This **OPERATING AGREEMENT** is effective as of May 2, 2023, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"). Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

1. ORGANIZATION

1.1 General. YesMyle, LLC (the "**Company**") was formed as a Delaware limited liability company upon the execution and filing of the Certificate of Organization with the Delaware Secretary of State in accordance with the Act, and the rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 Name and Address of Company. The business of the Company shall be conducted under the name "**YESMYLE, LLC**," and its principal executive office shall be located at the address designated by the Managers.

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 "Act" means the Delaware Limited Liability Company Act, including amendments from time to time.

2.2 "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 "Adjusted Capital Contributions" shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.714-1(b)(2)(iv)(e)).

2.4 "Affiliates" shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (e) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5 "Agreement" shall mean this Operating Agreement of the Company.

2.6 "Assignee" shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.7 "Capital Account" of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the

Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.16(b) or 2.17(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its Interest, as further adjusted pursuant to this Section 2.8.

2.8 **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.9 *"***Change of Control***"* means that a Person (together with any Affiliates of such Person or Persons otherwise associated with such Person) or a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), is or becomes the beneficial owner (as defined under Rule 13d of the 1934 Act), directly or indirectly, of equity securities of such Person (or parent of such Person) entitling such Person to exercise Fifty Percent (50%) or more of the total voting power of all classes of equity securities of such Person (or parent of such Person).

2.10 **"Certificate"** shall mean the Certificate of Organization of the Company as filed with the Delaware Secretary of State, as the same may be converted from time to time.

2.11 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.12 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.13 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section l.704-2(b)(2) of the Treasury Regulations.

2.14 **"Distributable Cash"** shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.15 **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.16 **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.17 **"Gross Asset Value"** shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or the Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.17 to the extent the Managers determine that an adjustment pursuant to Section 2.17(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.20(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.17(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.18 **"Manager"** or **"Managers"** shall mean the Members.

2.19 **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of the then outstanding Units, voting as a single class.

2.20 **"Member"** shall mean any person or entity admitted to the Company as a Member or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.21 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.22 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.23 **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section 2.22. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.24 **"Nonrecourse Deductions"** in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.25 **"Nonrecourse Liabilities"** shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.26 "**Partnership Representative**" has the meaning designated in Section 5.4.

2.27 **"Percentage Interest"** shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.28 **"Public Company Event"** means an offering of securities that is registered pursuant to the Securities Act of 1933 or any transaction under which the Company or its successor becomes a reporting company under the Securities Exchange Act of 1934, or under any foreign securities exchange.

2.29 **"Substituted Member"** shall mean an Assignee who shall become a Member pursuant to Section 7.5.

2.30 **"Treasury Regulations"** shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.31 **"Unit"** shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions and Distributions shall be determined (other than Distributions in liquidation as provided in Section 10.3 hereof), and which are held by Members as designated on Exhibit A, and which shall not be represented by certificates, unless otherwise approved by the Managers.

3. CAPITAL

3.1 Capital Contributions and Authorized Units.

(a) Initial Contribution. Each Member has made an initial contribution to the capital of the Company in the amount set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name.

(b) Subsequent Contributions. No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, any or all Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2 Interest. No Member shall receive interest on its contribution to the capital of the Company.

3.3 Withdrawal and Return of Capital. Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) Member Capital Accounts. An individual Capital Account shall be maintained for each Member.

(b) Capital Account of Assignee. On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) Deficit Capital Account. No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 Accounting Method. The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 Organizational Expenses of the Company. The Company shall not pay or reimburse to the Managers or the Members for any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 Net Income, Net Loss and Distributions.

(a) Distributions. Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) Allocations of Net Income, Net Loss and Nonrecourse Deductions. Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) Tax Allocations. Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) Special Allocations. The following special allocations shall be made:

(i) 704 Allocations. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and

its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) Member Nonrecourse Deductions. After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member

Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) Varying Interests. Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) Excess Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) Consent of Members. The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5 Curative Allocations. The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had

if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6 Loss Limitation. Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7 Tax Elections. The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1 Management of the Company. The operations and affairs of the Company shall be administered by its Managers, who shall be appointed by the Members by a Majority Vote. The initial manager is Herman Butler. Upon the resignation or removal of any Manager, the Members by a Majority Vote, shall have the right to appoint a replacement Managers. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

5.2 Responsibilities of the Managers. Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business. Managers shall be entitled to receive reasonable compensation for their services.

5.3 Meetings of Managers. Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications

equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.5) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.4 Partnership Representative for Tax Matters.

(a) Appointment. The Managers who are Members shall designate one Manager that is a Member to be the “tax matters partner” or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the “**Partnership Representative**”), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Herman Butler is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.4, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b) Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative shall be automatically removed as Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Members.

(c) Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(d) Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any “partnership adjustment” (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the “reviewed year” within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any “imputed underpayment” (as determined in accordance with Code Section 6225) or “partnership adjustment” that does not give rise to an “imputed underpayment” shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e) Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

5.5 Voting / Approval of the Managers. For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Any action to be determined by the Managers shall be made pursuant to an "Approval of the Managers," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter.

5.6 Compensation of Manager. The Manager shall receive such reasonable compensation for its services as determined in the sole and reasonable discretion of the Manager.

5.7 Outside Activities of Managers. Each Manager such Manager's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Manager or such Manager's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Manager or such Manager's Affiliates.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 Voting. The voting rights of the Members shall be based on the following:

(a) The holders of Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Members shall be deemed approved upon receipt of Members by a Majority Vote.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to

authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted.

6.3 Meetings of Members. If and when the Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

6.4 Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Company.

6.5 Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.6 Resignation or Withdrawal of a Member. A Member shall not resign or withdraw as a Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

6.7 Outside Activities of Members. Each Member and such Member's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Member or such Member's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Member or such Member's Affiliates.

7. TRANSFERS OF UNITS

7.1 Assignment of Units.

(a) Transferability. Except as otherwise expressly provided in this Agreement, the Members may assign and transfer their Units at any time and for any reason.

(b) Distributions, Allocations and Reports. An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

7.2 Right of First Refusal.

(a) Offer; Option to Purchase. Subject to the transfer restrictions included herein, and except for Permitted Transfers, if any Member or its Assignee, other than Herman Butler (the "**Transferring Member**") desires to Transfer all or any part of his, her or its Units (the "**Offered Units**"), the Transferring Member shall give written notice to the Company and to each of the other Members (the "**Eligible Members**"), setting forth in full, the terms of the proposed sale and the identity of the proposed transferee (s) (the "**Transfer Notice**").

(b) Company's Right of First Refusal. The Company shall then have the right and option, for a period ending thirty (30) calendar days following its receipt of the written notice, to elect to purchase all or any part of the Offered Units at the purchase price and upon the terms specified in the Transfer Notice.

(c) Members' Right of First Refusal**.** If such right is not exercised by the Company as to all of the Offered Units proposed to be transferred within the periods prescribed above, notice of the contemplated transfer shall be immediately given to all the Members (except for any Member that is a Transferring Member)(the "**Eligible Members**") who shall have the right to purchase any Offered Units not to be purchased by the Company, for the consideration and according to the terms of payment upon which the Company was entitled to purchase such Units under the foregoing provisions. Within fifteen (15) days after the giving of such notice, any Eligible Members desiring to acquire any part or all of such Units shall deliver to the Company a written election to purchase such Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Eligible Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of Units which he or she holds bears to the total number of Units held by all Eligible Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Eligible Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Eligible Member's notice of election to purchase less the number of Units allocated to that Eligible Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Eligible Members under the above formula.

(d) Transfer to Proposed Transferee. If the Company and/or the Eligible Members do not elect to purchase all of the Offered Units subject to the right of first refusal pursuant to this Section 7.2, then subject to Section 7.5, the Transferring Member may Transfer all of the Offered Units to the original proposed transferee upon the terms set forth in the Transfer Notice, whereupon the original proposed transferee shall take and hold the Offered Units subject to this Agreement and to all of the obligations and restrictions applicable to the Transferring Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such Transfer of the Offered Units to the original proposed transferee must be effected within ninety (90) calendar days after the date of the termination of the Eligible Members' options provided above. If no such Transfer is effected within the ninety (90) calendar day period, then any subsequent proposed Transfer of all or any part of the Transferring Member's Units shall once again be subject to the provisions of this Section 7.2. In addition, a third party to whom Units are Transferred under this Section shall be deemed an Assignee, and shall become a Substitute Member only upon compliance with Section 7.5.

(e) Non-Cash Consideration. For these purposes, if any consideration offered for the Offered Units in the Transfer Notice consists of rights, interests or property other than money or an obligation to pay money, the disinterested Managers shall in good faith determine the fair market value of that consideration as of the date the Transfer Notice was received by the Transferring Member, and any Member exercising its right of first refusal may pay such consideration in cash based on such fair market value.

7.3 Option to Purchase Upon Specified Events.

(a) **Option Events.** Upon the occurrence of any of the following events (each referred to hereinafter as an "**Option Event**") affecting a Member, other than Herman Butler, or an Assignee of a Member (an "**Affected Holder**"), the Company and the other Members shall have the option to purchase the amount of Interests of such Affected Holder, as described in Section 7.2(b), for the price and upon the terms set forth in Section 7.2(c)-(f):

(i) The maintenance of any proceeding initiated by or against an Affected Holder, under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii) A general assignment for the benefit of the creditors of an Affected Holder;

(iii) A levy upon the Interests of an Affected Holder, pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days, and only to extent of the Interests subject to the levy;

(iv) The entry of a final judgment of dissolution of marriage of an Affected Holder, if in connection with such dissolution, the spouse of such Affected Holder is awarded Interests or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Interests or interest therein; or

(v) Upon the death of a Member.

(b) **Exercise of Option.** The Affected Holder or his or her legal representative shall give written notice to the Company and the other Members, immediately upon the occurrence of an Option Event and in no event more than ten (10) days after the occurrence of such Option Event or the appointment of a bankruptcy trustee, receiver or other legal representative for such Affected Holder, whichever shall last occur. Upon receipt of written notice of the occurrence of an Option Event and for a period of sixty (60) days thereafter, the Company shall have the first option to purchase all or any portion of the Interests of the Affected Holder subject to repurchase pursuant to Section 7.2; provided that in the event of the dissolution of the marriage of an Affected Holder, the divorced Affected Holder shall have during the first thirty (30) days of such sixty (60) day period a concurrent but priority right to purchase any Interests or interest therein that have been awarded to his or her spouse as a result of the dissolution of his or her marriage. In the event that the Company or the divorced Affected Holder, as applicable, does not elect to purchase all of the Interests of the Affected Holder within such sixty (60) day period, the Company shall forthwith notify each of the Members of the election not to purchase all or a portion of the Affected Holder's Interests and such Members shall then have the option for a period of thirty (30) days from the receipt of such notice to

purchase any Interests of the Affected Holder not purchased by the Company or the divorced Affected Holder. Within thirty (30) days after the receipt of such notice, any of the Members desiring to acquire any part or all of said Interests ("**Purchasing Members**"), shall deliver to the Company a written election to purchase said Interests, or a specified amount thereof. If the total amount of Interests specified in such elections exceeds the amount of Interests to be transferred, each such Purchasing Member shall have priority, up to the amount of Interests specified in his or her notice of election to purchase, to purchase such proportion of the Interests to be transferred as the amount of the Units which he or she holds bears to the total amount of Units held by all Members electing to purchase. In the event that there are Interests remaining after the application of the above formula, the remaining Interests shall be distributed among the Purchasing Members who have not received the amount of Interests specified in their notice of election to purchase, in the proportion that the amount of Interests specified in each individual Purchasing Member's notice of election to purchase less the amount of Interests allocated to that Purchasing Member under the above formula bears to the total amount of Interests in all such elections to purchase less all Interests allocated to Purchasing Members under the above formula.

(c) Notice of Exercise of Option. If the Company, the divorced Affected Holder and/or the Member(s) elect to purchase Interests of the Affected Holder, the Company shall give notice of such election, setting forth the amount of such Interests to be purchased by each party, by giving written notice of such election to the Affected Holder and, if applicable, his or her receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Holder's assets, his or her legal representative, or other transferee as the case may be. Such notice shall be given within one hundred twenty (120) days after the Company's receipt of notice of the Option Event giving rise to the option to purchase (the "**Option Period**").

(d) Determination of the Purchase Price. The purchase price to be paid by the Company and/or Purchasing Members upon the exercise of any option to purchase Interests (i) under Section 7.2(a)(i)-(iii) shall be based on the fair market value of the Company (discounted by 30%) as of the date of the Option Event, and (ii) under Section 7.2(a)(iv) shall be based on the fair market value of the Company without any discount, as of the date of the Option Event. Such fair market value shall be as determined by an appraisal conducted by an independent regional appraisal company (the "**Initial Appraiser**") selected by the Company within thirty (30) days from the Notice of Exercise of Option. The Affected Holder shall bear the cost of the appraisal, the amount of which shall be deducted from the purchase price.

(e) Payment of the Purchase Price. The Company and/or Purchasing Members shall execute and deliver a negotiable promissory note (the "**Note(s)**") representing the purchase price of that portion of the Interests of the Affected Holder to be purchased by him, her or it no later than thirty (30) days following the determination of the purchase price. The Note(s) shall be fully amortized over a period of not more than twenty-four (24) months and shall bear interest from the date of delivery at a rate equal to three percent (3%) per annum. Interest and principal on the Note(s) shall be payable in equal quarterly installments commencing three (3) months after the date specified above for delivery of the Note(s); provided that the Note(s) shall be subject to prepayment, in whole or in part, without penalty, at any time after the calendar year of the sale of the Interests of the Affected Holder.

7.4 Drag Along and Tag Along Rights.

(a) Definitions. For purposes of this Section, the following terms shall have the following meanings:

(a) "**Change in Control**" shall be deemed to occur upon the bona fide sale of Units of the Company by one or more than existing holders of Units, in one or a series of arm's length transactions, if less than a majority of the outstanding Units immediately after such sale, are held in the aggregate by the holders of the outstanding Units immediately prior to such sale.

(i) "**Offered Members**" means one or more Members whose Units a Purchaser offers to purchase.

(ii) "**Other Members**" means all Members whose Units a Purchaser does not offer to purchase.

(iii) "**Purchaser**" means any Person, other than a Member or an affiliate of a Member, that agrees to purchase Units from Offered Members.

(b) Drag-Along Rights. If a Purchaser which is a disinterested third party agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Units from one or more Offered Members sufficient to cause a Change in Control, and the Company and the Eligible Members (as defined in Section 7.2) do not elect to exercise their right to purchase all of such Units under Section 7.2 above, the Offered Members or any of them shall have the right to compel the Other Members to participate in the sale to the Purchaser at the same time and on the same terms and conditions as offered to the Offered Members. If the Offered Members exercise the rights provided by this Section, the Offered Members shall provide written notice to the Other Members at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Purchaser and the number of Units proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Other Members shall be required to sell a number of Units to the Purchaser equal to (x) the total number of Units owned by such Other Member, multiplied by (y) the percentage represented by the ratio of the number of Units being sold by the Offered Members to the total number of Units owned by the Offered Members.

(c) Tag-Along Rights.

(i) If a Purchaser agrees to purchase a sufficient number of Units from one or more Offered Members, which would result in a Change in Control, and the Company and the Eligible Members (as defined in Section 7.2) do not elect to exercise their right to purchase all of such Units under Section 7.2 above, such Offered Members shall provide notice ("**Sale Notice**") to the Other Members, prior to the proposed sale date, and the Other Members shall have the right to participate in such sale as set forth herein ("**Tag-Along Right**"). The Sale Notice shall set forth: (i) the name and address of the Purchaser and the number of Units proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration).

(ii) The Tag-Along Right may be exercised by any of the Other Members by delivery of a written notice to the Offered Members (the "**Tag-Along Notice**"), within 20 days following receipt by such Other Members of the Sale Notice. The Tag-Along Notice shall state the number of Units that such Other Members desire to sell to the Purchaser. Each of the Other Members delivering a timely Tag-Along Notice shall have the right to require the Offered Members to cause the Purchaser to purchase from such Other Members a number of such Other Member's Units equal to (i) the total number of Units owned by such Other Member, multiplied by (ii) the percentage represented by the ratio of the number of Units being sold by the Offered Members to the total number of Units owned by such Offered Members.

(iii) In the event that the Purchaser does not purchase all of the Units that any of the Other Members exercising Tag-Along Rights under this Section is permitted and elects to sell pursuant to the foregoing formula on the same terms and conditions as the Units purchased from the Offered Members, then the Offered Members shall not be permitted to sell any Units to the Purchaser. If no Tag-Along Notice is received by the end of the 20 days referred to above, the Offered Members shall have the right for a 60-day period thereafter to transfer the Units to the Purchaser on terms and conditions no more favorable to the Offered Members than those stated in the Sale Notice and in accordance with the provisions of this Section.

7.5 Substituted Members.

(a) Conditions of Substitution. An Assignee may have the right to become a Substituted Member in place of his or her assignor only if all of the following conditions are first satisfied:

(i) Written Assignment. A duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member;

(ii) Instruments of Substitution. The Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement; and

(iii) Consent. The written consent to such substitution shall have been obtained from the Managers who are not the transferring Member, the granting or denial of which shall be within the sole and absolute discretion of each such Manager.

8. ADMISSION OF NEW MEMBERS

The Managers, upon the consent of the Members by a Majority Vote, may, at any time admit new Members or issue additional Units to existing Members or Assignees, or create and issue new classes of Units, on such terms as the Managers may determine from time to time.

9. BOOKS AND RECORDS

9.1 Records. The Company shall keep at its office within the State of Delaware, such documents required to be maintained by the Company under the Act.

9.2 Inspection. Upon the request of a Member in writing and with the stated purpose of the request, during regular business hours and at a reasonable location specified by the Company, any Member may inspect and copy full information regarding the activities, affairs, financial condition and other circumstances of the company (the "**Books and Records**") as is just and reasonable if: (a) the Member seeks the information for a purpose reasonably related to the member's interest as a member;(b)the Member makes a demand in record form received by the company describing with reasonable particularity the information sought and the purpose for seeking the information; and (c) the information sought is directly connected to the Member's purpose.

9.3 Confidentiality. Each of the Members acknowledges that it will have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information. "**Confidential Information**" includes the Books and Records, and any other information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers and the Members by a Majority Vote;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

10.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 10.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Delaware Secretary of State and file such certificate as required by the Act.

10.3 Distribution on Dissolution. Upon a dissolution event described in Section 10.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company who are not Members of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, which reserve amounts shall be approved by a Majority Vote of the Members; and

(c) To all of the Members, based on their Percentage Interests.

11. INDEMNIFICATION

11.1 Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

11.2 Standard of Care. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

11.3 Indemnification. The Company, its receiver or its trustee, shall indemnify, defend and save harmless each of the Manager, Members and their respective Affiliates (each, an "Indemnitee" and together, the "Indemnitees") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

11.4 Advancement of Expenses. The right to indemnification conferred in this Section 11 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 11 or otherwise.

11.5 Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

11.6 Severability. If any provision of this Section 11 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 11 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

12. MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

12.2 Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

12.3 Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

12.4 Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

12.5 Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

12.6 Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

12.7 Choice of Law. This Agreement shall be construed under the laws of the State of Delaware.

12.8 Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

12.9 Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

12.10 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

12.11 Arbitration. If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in Houston, Texas, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

12.12 Reference to a Member. Wherever the context requires, reference in this Agreement to a Member shall include a Substituted Member and an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company.

12.13 Amendment. This Agreement and the Articles may be amended by the Members by a Majority Vote; provided, the Managers may amend the Agreement or the Articles, without the consent of the Members, to:

(a) Reflect the admissions of new Members admitted pursuant to Section 8;

(b) Reflect the issuance of additional Units to existing Members as permitted pursuant to Section 8;

(c) Reflect permitted assignments of Units pursuant to Section 7.1 and the admission of Substitute Members pursuant to Section 7.5;

(d) Reflect Capital Contributions and changes to Capital Accounts; and

(e) Reflect a change in the number of Managers as provided in Section 5.2(a).

12.14 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have signed this Operating Agreement on the date first above written.

"**Members**"

DocuSigned by:

B0F39E19973D4D0...

Herman Butler

DocuSigned by:

EE96BB36E3934CC...

Jason Jeggee

DocuSigned by:

27D0AEBA654C432...

Christian Bennerman

EXHIBIT A

As of May 2, 2023

Member	Units	Capital Contribution	Percentage Ownership
Herman Butler	975	$158,360	97.50%
Jason Jegge	150	$50,000	1.50%
Christian Bennerman	100	$0	1.00%
Total	**1,000**	**$208,360**	**100%**